Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street

Chaoyang District, Beijing 100026, P.R. China

April 11, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Re:

Asia Premium Television Group, Inc.

Form 10-KSB for the Year ended March 31, 2005

Filed June 29, 2005

File No. 033-33263-NY

Dear Messrs. Spirgel, Pacho and Mew:

Asia Premium Television Group, Inc., a company incorporated in Nevada (the “Company”), sets forth below its responses to your comment letter dated March 15, 2006 (the “Supplemental Comment Letter”) with respect to the above-referenced annual report on Form 10-KSB (the “Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”).

For your convenience, we have reproduced your comments in the order provided followed by the Company’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Annual Report.

The Company respectfully responds to the Supplemental Comment Letter as follows:

Comment 1:

1.

We note your response to comment 1. Note that in determining whether you can continue to use Form 10-KSB and Forms 10-QSB for your Exchange Act filings, you should look into the revenues of Beijing Asia Hongzhi (the accounting acquirer) for both current and prior years in determining eligibility. As such, we believe you should file Form 10-K for the Annual Report with the fiscal year ended March 31, 2005. Similarly, you should file Forms 10-Q for subsequent interim periods. However, our determination may change if as a result of the resolution to our comment 4 below, it is concluded that you should report your revenues on a net basis. Therefore, you should re-assess your eligibility upon resolution of comment 4.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street

Chaoyang District, Beijing 100026, P.R. China

The Company respectfully submits that it has reviewed the eligibility requirements to file reports under the Exchange Act as a small business issuer set forth in Regulation S-B, and continues to believe that it should remain eligible to file Exchange Act reports as a small business issuer until reports filed subsequent to its annual report for the year ended March 31, 2006. Under Regulation S-B, Item 10(a)(2)(iii), an issuer will continue to qualify as a small business issuer until it exceeds the revenue limit or public float limit at the end of two consecutive years. The Company first exceeded the $25,000,000 revenue limit for the fiscal year ended March 31, 2005, following its July 2004 acquisition of its subsidiary Beijing Asia Hongzhi Advertising Co., Ltd. (“BAHA”). Thus, pursuant to Item 10(a)(2)(iii) of Regulation S-B, the Company would cease to be a small business issuer with respect to Exchange Act reports filed subsequent to March 31, 2006 (assuming the Company exceeds the revenue or public float limits set forth in Item 10 of Regulation S-B for two consecutive years). The Company is not aware of any other rules or published guidelines governing the qualification requirements for small business issuers which would require a contrary determination.

The Company is aware of a Final Rule adopted by the SEC set forth in Release No. 33-8590, which was issued on July 15, 2005, in which the SEC adopted certain rules and rule amendments relating to filings by reporting shell companies aimed at deterring fraud and abuse by shell companies, particularly with respect to the use of Form S-8 registration statements to circumvent the registration and prospectus delivery requirements of the Securities Act. The Company believes the SEC’s comment to look into the revenues of BAHA prior to its acquisition by the Company for small business issuer qualification purposes appears to embody concepts similar to those set forth in Release No. 33-8590. The Company respectfully submits, however, that the new rules and rule amendments relating to shell companies came into effect on August 22, 2005 and November 7, 2005, after the Company originally filed its Annual Report on 10-KSB for the fiscal year ended March 31, 2005 on June 29, 2005.

Notwithstanding the Company’s belief that it should remain eligible to file Exchange Act reports as a small business issuer until it ceases to be a small business issuer with respect to reports filed subsequent to March 31, 2006, in order to be compliant with the SEC’s new policies concerning shell companies, the Company will file its next Exchange Act report, specifically, its annual report for the year ended March 31, 2006, on Form 10-K, and will file all future annual and interim reports on Forms 10-K and 10-Q (provided that the Company continues to exceed the revenue or public float limits set forth in Item 10 of Regulation S-B).

2.

We note in your response to comment 3 that you and the holders of the minority interest have signed agreements pursuant to which those individuals have agreed to hold the interest on behalf of the Company. In this regard, advise us the economic interests, if any, of these minority interest holders and how these interests are recognized in the financial statements.

The Company respectfully submits that the holders of minority interests in the BHCA Subsidiary and the SHCCA Subsidiary have no economic interests in these subsidiaries. As such, there are no economic interests to recognize in the Company’s financial statements.

3.

We note your response to comment 4. With respect to the services such as advertising agent, media consulting, and advertising production, it appears that these deliverables are provided in a bundled contract arrangement. If so, clarify for us if the related revenues are recognized after the individual deliverables or services are provided (based on milestones) or only after all of the deliverables or services are provided at the end of the contract. Support your accounting with relevant accounting literature and advise us if the revenue of one deliverable is contingent upon the milestone achievement of any subsequent deliverable(s). If you recognize revenues after the individual deliverables are provided, specifically tell us whether you may be required under any circumstances to refund your customers if subsequent deliverables are not provided.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street

Chaoyang District, Beijing 100026, P.R. China

The Company provides advertising agent, media consulting and advertising production services. These services can either be (i) bundled together, in one or more combinations, in a single contract, or (ii) provided independently pursuant to separate contracts. Generally speaking, revenue recognition is dependent on the type of service provided to the customer: for advertising agent services, the Company recognizes revenue at the end of each month in which the services were provided; for both media consulting and advertising production services, the Company recognizes revenue upon the achievement of particular milestones set forth in the contract (e.g., upon delivery of service or product to the customer, etc). In all cases, revenue is recognized only after services have been performed or products have been delivered. The Company believes that its revenue recognition policies are in accordance with the guidelines set forth under SEC Staff Accounting Bulletin: No. 101“Revenue Recognition in Financial Statements” (“SAB 101”). It should be noted that the Company maintains the option to offer and sell its services either individually or bundled together in one contract for pricing reasons (i.e., so as to be able to  offer price incentives to customers who purchase multiple services bundled together in a single contract). Each service, however, is still able to be an earning process in its own right.

When two or more services are bundled together in a single contract, the recognition of revenue related to one deliverable is not contingent upon the provision of service or milestone achievement of any subsequent deliverable. The Company follows EITF 00-21 for recognizing revenues in instances involving the delivery or performance of multiple deliverables.

Although the Company’s refund policies may vary by contract, the Company is always required to refund the customer in the event of non-delivery of a service by the Company and if the customer does not otherwise extend the delivery deadline, accept substitute service, or choose another alternative as set forth in the contract. Instances of refunds, however, are few. The Company is not required to refund any portions of amounts previously received because subsequent deliverables were not provided. At no point does the Company recognize any revenue when there is a possibility of having to refund anything to the customer.

4.

We note your response to comment 5. You state that you follow EITF 99-19 in reporting your revenues and that you are the primary obligor in your arrangements with customers and suppliers. In this regard, we note your disclosures on page 4 that you purchase the advertising on behalf of your customers. Therefore, it appears that you act as an advertising agent or broker with respect to your media buying services and as such, net reporting of these revenues appear more appropriate under the guidance of EITF 99-19. If you continue to believe gross reporting of revenues is appropriate, tell us how you apply EITF 99-19 in determining gross reporting of revenues. Address in your response how you consider each of the indicators in making that determination and tell us if these services are commission or net fee based arrangement.

The Company believes it is appropriate to report its revenue on a gross basis under the guidance of EITF 99-19, as supported by the following indicators:

(a)

The Company is the primary obligor under the contracts with its suppliers and has the risks and rewards of a principal in these transactions. The advertising contracts the Company enters into with its customers are inclusive of costs for air time purchased from TV stations or other broadcast media (“suppliers”). After the Company enters into an advertising contract with a customer, the Company subsequently negotiates and enters into one or more separate agreements with suppliers to purchase air time. Under these agreements, the Company is required to pay the suppliers for air time purchased regardless of whether the Company’s customers pay the Company pursuant to the advertising contract. As such, the Company does not act merely in the capacity of an agent or broker which only facilitates payments from the Company’s customers to its suppliers. Since the Company is responsible for payment to its suppliers even in the event of non-payment by its customers, the Company is the primary obligor under the contracts with its suppliers and has the risks and rewards of a principal in these transactions. Therefore, the Company believes it should record gross revenue based on the actual amount billed to its customers pursuant to the advertising contracts.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street

Chaoyang District, Beijing 100026, P.R. China

(b)

The Company has latitude in establishing the price for services under its advertising contracts, and the net amount earned by the Company varies with each contract. The Company does not provide services based on commissions or net fees. An advertising contract is entered into by the Company after a customer has accepted the Company’s bid for a particular project. The bid typically includes all costs for a complete package of services to be offered, including air time costs to air the customer’s advertisement on TV or other broadcast media. The advertising contract price reflects the bid price accepted by the customer. The difference between the actual cost of providing services, including air time costs, and the contract price paid by the customer to the Company is the net income to the Company.

(c)

The Company is primarily responsible for the fulfillment of services ordered by the customer pursuant to the contract, including the portion of the services performed by the supplier with whom the Company separately contracts. The Company is responsible for the airing of the customer’s commercials by the supplier, regardless of whether the supplier ultimately fulfills its obligation to the Company to air the commercials. If a supplier fails to air, or improperly airs, a customer’s commercials, the Company is required to pay a refund to the customer. The Company would then demand a refund from the supplier of any amounts paid by the Company to the supplier for air time. However, the Company’s obligation to refund the customer is independent from whether the Company ultimately receives a refund from the supplier.

(d)

The Company has discretion in supplier selection. The Company has discretion to decide which supplier will air advertisements for the Company’s customers. Using the parameters set forth in the customer’s media advertising plan, which would typically include such specifications as the number of commercials to be aired, required time slots, etc., the Company then negotiates with several suppliers to obtain price quotations. The Company then chooses the supplier which is able to offer the best available price to air the customer’s advertisements and separately contracts with that supplier.

5.

We note your response to comment 8. We note that you will follow SFAS 84 and that you will recognize an expense equal to the fair value of all shares transferred upon conversion in excess of the fair value of the shares issuable pursuant to the original conversion terms. In this regard, it is unclear to us that the accounting for the conversion of your convertible debt is under the scope of SFAS 84. If you continue to believe that the debt is within the scope of SFAS 84, provide us your basis to support your accounting.

The Company will follow SFAS 84 because in the event that additional consideration is given to induce the extinguishment of this debt, the Company would use the accounting provisions of SFAS 84 to account for the cost of the inducement. The Company notes that at present there is no beneficial conversion feature to the debt because it is convertible at the current market price of the common stock, whatever that price may be (up to $11.466 per share). Since the debt is owed to a related party, any gain or loss on the extinguishment of the debt would be deemed to be a capital transaction. In support of this, the Company has considered by analogy, and relies on, AIN-APB 26: Early Extinguishment of Debt: Accounting Interpretations of APB Opinion No. 26 (as amended), Footnote 1, which states:  “… Moreover, extinguishment transactions between related entities may be in essence capital transactions.”

* * * * *

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street

Chaoyang District, Beijing 100026, P.R. China

If any member of the Staff has any questions with respect to our responses or amended filing on Form 10-KSB/A, please feel free to contact Teresa Bai at (86-10) 6582-7543 (telephone) or (86-10) 6582-7951 (facsimile), or contact me at (86-10) 6582-7839.

Very truly yours,

/s/ Miao Bulin

Miao Bulin

Finance Manager